Viveon Health Acquisition Corp.

c/o Gibson, Deal & Fletcher, PC

Spalding Exchange 3953 Holcomb Bridge Road, Suite 200

Norcross, GA 30092

Via Edgar

August 24, 2022

Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE Washington, D.C. 20549
Attention: Mr. Gary Newberry and Mr. Daniel Gordon

Re: Viveon Health Acquisition Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

CIK No. 001-39827

Dear Messrs. Newberry and Gordon:

Viveon Health Acquisition Corp. (the “Company”), is hereby providing a response to the comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated July 29, 2022 (the “Staff’s Letter”) addressed to the Company’s Chief Financial Officer, Rom Papadopoulos, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021. Contemporaneous with this submission, the Company is filing a Form 10-K/A with the SEC reflecting the responses of the Company below.

The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 15. Exhibits and Financial Statement Schedules Exhibits No. 31.1 and 31.2, page 37 1.

1. This annual report is your second annual report under Section 13(a) or 15(d) of the Exchange Act. The Section 302 certifications provided continue to omit paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please provide corrected certifications in an amended filing that contains only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Please consider the guidance of Regulation S-K Compliance and Disclosure Interpretations Question 246.13.

Response: The Company has revised the section 302 certifications as set forth in Exhibits 31.1 and 31.2 of the Form 10-K/A to address the Staff’s comment.

Please call our legal counsel, Tahra Wright of Loeb & Loeb, LLP at (212) 407-4122 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,
Viveon Health Acquisition Corp.
/s/ Rom Papadopoulos
By: Rom Papadopoulos
Title: Chief Financial Officer